MINERA TECK COMINCO S.A. DE C.V.

October 26, 2005

Fronteer de Mexico, S.A. de C.V
Gabriel Mancera #1041
Col. del Valle, Del. Benito Juárez
03100, México D.F.

Attention: Mark O’ Dea

Dear Sirs:

Re: San Pedro and Clara Properties, Mexico

Further to our recent conversations on the above subject, this memorandum of understanding (the “Agreement”) sets out the understanding between Minera Teck Cominco S.A. de C.V. (“TCM”) and Fronteer de Mexico, S.A. de C.V. (“Fronteer”) whereby Fronteer will have an option to acquire a 100% undivided interest in each of TCM’ s San Pedro and Clara properties located in Mexico, subject only to a back-in right and royalty reserved to TCM with respect to each property. Minera Teck Cominco S.A. de C.V. is a wholly owned subsidiary of Teck Cominco Limited a Canadian corporation and Fronteer de Mexico, S.A. de C.V. is a wholly owned subsidiary of Fronteer Development Group Inc. a Canadian corporation. The San Pedro and Clara properties consist of those licences more fully described and shown on the map, both attached hereto as Schedule “A1” (“San Pedro”) and Schedule “A2” (“Clara”) (individually a “Property” and collectively the “Properties”).

The general structure of the terms which we have set out below contemplates that Fronteer will have the option to acquire an interest in each Property. At some stage following signing of this Agreement, and prior to TCM exercising its back-in right with respect to a Property, Fronteer, in consultation with TCM, will incorporate a separate joint venture company under the laws of Mexico for the purpose of receiving title to such Property. If Fronteer exercises the Option and TCM exercises its Back-in Right and earns an interest in a Property then Fronteer and TCM will participate as joint venture partners for such Property through the separate joint venture company, Holdco (as defined in §15), with their respective rights and obligations governed by a shareholders agreement as set out in this Agreement.

Otherwise, the terms are as follows. Unless otherwise noted, all amounts are in United States dollars.

1.	Representations and Warranties

1.1	TCM warrants and represents to Fronteer that:

(a) it is duly organized and validly existing under the laws of Mexico;

Minera Teck Cominco S.A. de C.V.
Nebulosa # 3019, Col. Jardines del Bosque, 44520 Guadalajara, Jalisco, México - Tel: (52.33) 3122.90.85 - Fax: (52.33) 3122.90.82

(b)

it is the sole legal and beneficial owner of a 100% interest in each Property and it has not granted or created any mortgages, liens, charges, pledges, security interests or other financial encumbrances against the Properties;

	(c)	it has the exclusive right and necessary lawful authority to explore for minerals on the Properties;

(d)

it has the right, power and authority to enter into this Agreement and to dispose of the Properties free of any consent rights, preferential purchase rights or other restrictions held by other parties, and it has obtained all necessary internal corporate approvals, consents and authorizations to enter into this Agreement and complete the transactions contemplated in this Agreement;

	(e)	the mineral concessions and other rights that comprise the Properties are in good standing with respect to TCM filing assessment work credits and paying the annual taxes;

(f)

there are not any suits, actions, prosecutions, investigations or proceedings, actual, pending or threatened, against or affecting TCM or that relates to or may have an adverse effect on the Properties or TCM’ s ownership and rights to explore and develop the Properties;

	(g)	neither it nor, to its knowledge any of its predecessors in interest or title have done anything whereby the Properties have been or may become encumbered;

	(h)	to its knowledge:

(i)

all operations conducted by it or its predecessors in interest or title on or with respect to the Properties have been conducted in material compliance with all applicable laws and regulations, including without limitation all environmental regulations; and

(ii) no notices of any violation or apparent violation of any of the matters referred to in §1.1(h)(i) relating to the Properties or its use have been received by it; and

(i)

it is not a party to any underlying agreements with respect to the Properties including surface owner agreements, water use agreements or other rights or interests to the lands covered by the Properties.

1.2	Fronteer warrants and represents to TCM that:

	(a)	it is duly organized and validly existing under the laws of Mexico; and

	(b)	it has the right, power and authority to enter into this Agreement, and it has obtained all necessary internal corporate approvals, consents and authorizations to enter into this Agreement and complete the transactions contemplated in this Agreement.

2.	Covenants

2.1	With respect to each Property, until the transfer of a Property to Fronteer or Holdco, TCM covenants, subject to §13.3(a):

(a)

to keep the Property free and clear of all liens, charges and encumbrances arising from its operations hereunder (except liens for taxes not yet due, other inchoate liens and liens contested in good faith by TCM) and shall proceed with all diligence to contest and discharge any such lien that is filed;

	(b)	subject to Fronteer providing TCM documentation and funds, to file assessment work and make all necessary payments as requested by Fronteer; and

	(c)	not to dispose of, sell, encumber or alienate any interest in the Property.

2.2

With respect to each Property transferred to Fronteer or Holdco, until the earlier of the expiry of TCM’ s Back-in Right with respect to such Property or formation of a Joint Venture with respect to such Property, Fronteer covenants, subject to §19.3:

(a)

to keep, or cause Holdco to keep, the Property free and clear of all liens, charges and encumbrances arising from its operations hereunder (except liens for taxes not yet due, other inchoate liens and liens contested in good faith by Fronteer or Holdco) and shall proceed with all diligence to contest and discharge any such lien that is filed; and

(b)

not to dispose of, sell, encumber or alienate any interest in the Property or allow Holdco to borrow money or to dispose of, sell, encumber or alienate any interest in the Property or to issue any shares of Holdco or securities convertible into shares of Holdco.

3.	Indemnification

3.1

Subject to §3.4, TCM agrees to indemnify, hold harmless and release Fronteer and its officers, directors, employees, shareholders, authorized agents, representatives, parent and affiliated companies from and against any and all claims, causes of action, liabilities, obligations, losses, damages, penalties, fines, settlements, costs or expenses of any nature whatsoever, including without limitation reasonable attorneys’ fees and disbursements arising from:

	(a)	any of TCM’ s representations or warranties set forth in §1.1 of this Agreement being incorrect or untrue or any state of facts contrary to any such representation or warranty; and

	(b)	any breach of TCM’ s covenants, duties, obligations or agreements contained in this Agreement.

3.2	Subject to §3.4, Fronteer agrees to:

(a)

indemnify and hold harmless and release TCM and its officers, directors, employees, shareholders, authorized agents and representatives from and against any and all claims, causes of action, liabilities, obligations, losses, damages, penalties, fines, settlements, costs or expenses of any nature whatsoever, including without limitation reasonable attorneys’ fees and disbursements, arising from:

		(i)	any of Fronteer’ s representations or warranties set forth in §1.2 of this Agreement being incorrect or untrue or any state of facts contrary to any such representation or warranty; and

		(ii)	any breach of Fronteer’ s covenants, duties, obligations or agreements contained in this Agreement; and

(b)

indemnify and save harmless TCM and its respective directors, officers, employees and agents from and against any liability whatsoever for any loss, damage, claim, demand, lien, action or suit, charge or expense, including legal fees, on account of injury to or the death of any person, damage to or loss of any property, or infringement or interference of patent, any of which arises directly or indirectly from any work done by or for Fronteer on or in respect of the Property.

3.3

Except for the provisions of this Agreement providing for elections to contribute and contributions to programs, mandatory programs, production programs and operating plans, with which the parties must strictly comply, and except as otherwise provided in this Agreement, if any party (a “ Defaulting Party”) is in breach or default of any requirement herein set forth, the other party may give Notice to the Defaulting Party specifying the breach or default. The Defaulting Party shall not lose any rights under this Agreement unless promptly and in any event within 30 days after the giving of Notice of default by the Operator, or if the Operator is the Defaulting Party, by any other party, the Defaulting Party has failed promptly to take reasonable steps to cure the breach or default by the appropriate performance. Upon any such failure, the Operator or any other party as the case may be, shall be entitled to seek any remedy it may have on account of such default.

3.4

No party hereto shall be liable to another party hereto in contract, tort or otherwise for special or consequential damages, including, without limiting the generality of the foregoing, loss of profits or revenues.

Option Terms

4.	The Option

4.1

Subject as hereinafter provided, TCM hereby grants to Fronteer the sole, exclusive and irrevocable right and option to earn, subject to TCM’ s Back-in Rights and NSR royalties contemplated in §9 which Back-in Rights and royalties are hereby reserved from the Option, an undivided 100% right, title and interest in and to the Properties (the “ Option”).

4.2	To exercise the Option with respect to either or both of the Properties, Fronteer must incur, subject to §7 and §4.3, an aggregate $2,000,000 in Expenditures as follows:

(a)	on or before September 30, 2006, $250,000 in Expenditures, (the “ First Year Work Commitment”); and

(b)	on or before September 30, 2007, an aggregate $750,000 in Expenditures;

(c)	on or before September 30, 2008, an aggregate $1,350,000 in Expenditures; and

(d)	on or before September 30, 2009, an aggregate of $2,000,000 in Expenditures.

The Expenditures contemplated in §4.2(a) are committed, whereas the balance are optional.

4.3

Fronteer must incur a minimum aggregate of $250,000 in Expenditures on a Property on or before September 30, 2007 in order to retain the Option with respect to that Property, failing which the Option shall terminate as to that Property. The termination of the Option with respect to one property shall not reduce the Expenditure requirements under §4.2 with respect to exercise of the Option on the remaining Property.

4.4

If Fronteer fails to incur the First Year Work Commitment, even if the Option has terminated or Fronteer wishes to terminate the Option, it will pay TCM an amount, equivalent to $250,000 less the Expenditures actually incurred by Fronteer, in cash within 60 days of the date of such termination and if not paid by that date shall accrue interest from the original date due at a rate of prime, for the period of calculation, as quoted by the Bank of America, as being charged by it on United States Dollar demand loans to its most creditworthy domestic commercial customers (the “ Prime Rate”) plus 4%, calculated monthly, until paid. For clarity, Fronteer may make such payment pursuant to §7, in which case such amount shall thereupon be deemed to have been Expenditures incurred by Fronteer and the Option shall not terminate.

5.	Acquisition of Property

5.1	Upon the date (the “ Earn-in Date”) Fronteer incurs the Expenditures under §4.2 and delivers the Exercise Notice under §13.4 Fronteer will have exercised the Option and earned a 100% interest in each Property subject to TCM’ s Back-in Rights and NSR royalty contemplated in §9. Provided however that:

(a) if the Option is terminated earlier with respect of one of the Properties Fronteer shall not earn any interest in such Property; and

(b) if Fronteer has not incurred a minimum aggregate of $500,000 in Expenditures on a Property it shall not earn any interest in such Property and its Option with respect to such Property shall terminate.

6.	Expenditures Defined

6.1	The term “Expenditures” means:

(a)

all costs, expenses, charges and outlays, direct and indirect, incurred from the date hereof by Fronteer, from the date hereof until TCM’ s election, if any, under §16.1 or the expiry of the Back-in Rights, and by TCM, from the date TCM invokes the Back-in Right on a Property until the formation of a Joint Venture with respect to such Property, on or in respect of a Property, without limiting generality, all on- site costs, costs for prospecting, claim staking, property payments, any payments to holders of surface rights, taxes, mapping, surveying, permitting, geochemical surveys, geophysical surveys, sampling, assaying, trenching, drilling, geochemical analyses, road building, drill site preparation, drafting, report writing, metallurgical testing; metallurgical and economic studies; feasibility studies; reclamation, and all other project expenditures; and

(b)

a charge of 10% of all Expenditures incurred under §6.1(a) in lieu of any fees for administrative services, head office overhead, use of the corporate infrastructure, and other general services provided by Fronteer during the Option period or TCM during the back-in period, including but not limited to costs for officers and their expenses, secretarial work, legal, accounting, human resources, taxes, payroll, data processing, employee benefit administration, office rents, office supplies, and other expenditures made for the benefit of the exploration work, which shall not be charged directly in §6.1(a) above.

7.	Deficiencies in Expenditures

7.1

If Fronteer has not incurred the requisite Expenditures to maintain the Option in good standing as specified in §4.2, Fronteer may pay in cash to TCM, within 30 days, the amount of the deficiency and such amount shall thereupon be deemed to have been Expenditures duly and timely incurred by Fronteer.

8.	Holding of Property

8.1	Initially TCM shall hold title to the Properties in trust for the parties, against which any party hereto may register this Agreement. Upon Fronteer delivering the Exercise Notice,

TCM shall then transfer its right, title and interest in and to the Properties, or Property in which Fronteer has earned an interest, to Fronteer. Fronteer shall then hold the Properties or Property in trust for the parties until the formation of a Holdco for a Property, at which time Fronteer shall then transfer all right, title and interest in and to such Property to Holdco and Holdco shall hold the Property subject to this Agreement.

9.	Reservation of Back-in Right and NSR

9.1

TCM reserves unto itself the right (the “ Back-in Right”) to acquire up to a 70% interest in each Property by earning an equity interest in a Holdco, a special purpose company (as defined in §15), under the terms set out in §17 and §18. For clarity TCM shall hold a separate Back-in Right as to each of the Holdco’ s set up for the San Pedro and Clara Properties.

9.2

If Fronteer exercises the Option, TCM shall, in addition to the Back-in Rights, but subject to §17.2, a sliding scale net smelter return royalty on each Property based on the price of the gold sales during the calculation period, which royalty shall be 1.5% net smelter returns if the average LME price of gold is below US$350 and 2% net smelter returns if the average LME price is equal to or above US$350. Net smelter returns (the “ NSR”) is defined and to be calculated and paid as set out in Schedule “ Error! Reference source not found.” and Fronteer will register the royalties against title.

10.	Termination Prior to Exercise of Option

10.1

Fronteer may, on Notice to TCM, at any time after completing the First Year Work Commitment under §4.2(a) and before exercising the Option, terminate this Agreement so long as it is not in default of any of its obligations under this Agreement. Further, this Agreement shall terminate if Fronteer fails to make the requisite Expenditures as set forth in §4.2 unless Fronteer pays the amount of any deficiency under §7. On termination aforesaid, this Agreement shall be of no further force or effect and Fronteer shall have no interest in the Properties; provided, however, that Fronteer shall satisfy any liabilities which are due or accruing due on the date of termination arising from its operations on or in respect of each Property and Fronteer shall:

(a)

leave the Properties in good standing with respect to work commitments, the filing of assessment work and paying of rental fees for a period of 90 days from the date of termination, free and clear of all liens, charges and encumbrances arising from operations hereunder (except for taxes not yet due, other inchoate liens and liens contested in good faith by Fronteer) and in good standing with respect to all applicable environmental, safety and other statutory rules, regulations and orders arising from or applicable to work done on the Properties by Fronteer; and

(b) deliver to TCM, within 60 days of a written request made by TCM, a comprehensive report on all work carried out by Fronteer on the Properties

(limited to factual matters only), together with all drill cores, assay samples, copies of all maps, drill logs, assay results and other factual technical data compiled by Fronteer with respect to the Properties which were not previously delivered to TCM.

11.	Termination of Option on One Property

11.1

Fronteer may terminate the Option with respect to one of the Properties at any time prior to the Earn-in Date so long as it is not in default of any of its obligations under this Agreement, by giving Notice to that effect to TCM. The termination of the Option for one of the Properties shall not affect Fronteer’ s rights to the other Property and shall not reduce the requirements to exercise the Option. All Expenditures incurred prior to the date the Option on a specific Property is terminated shall continue to count as Expenditures under this Agreement for the purpose of §4.2. On termination aforesaid Fronteer shall have no interest or rights to the Property for which they have terminated the Option; provided, however, that Fronteer shall satisfy any liabilities which are due or accruing due on the date of termination arising from its operations on or in respect of such Property and that Fronteer shall:

(a)

leave the Property in good standing with respect to work commitments, the filing of assessment work and paying of rental fees for a period of 90 days from the date of termination, free and clear of all liens, charges and encumbrances arising from operations hereunder (except for taxes not yet due, other inchoate liens and liens contested in good faith by Fronteer) and in good standing with respect to all applicable environmental, safety and other statutory rules, regulations and orders arising from or applicable to work done on the Properties by Fronteer; and

(b)

deliver to TCM, within 60 days of a written request made by TCM, a comprehensive report on all work carried out by Fronteer on the subject Property (limited to factual matters only), together with all drill cores, assay samples, copies of all maps, drill logs, assay results and other factual technical data compiled by Fronteer with respect to the Property which were not previously delivered to TCM.

12.	Technical Committee

12.1

The parties shall, as soon as practicable, establish a committee (the “ Technical Committee”) to serve as a forum through which all parties can be actually engaged in the design and implementation of work plans and budgets (“ Program”) for the Property and to review Program results from time to time. The Technical Committee shall remain constituted until the earlier of the formation of a Joint Venture with respect to a Property or termination of this Agreement. The Technical Committee’ s role is advisory only and is not intended to impede or obstruct Program approval or exploration activities. Final approval of Programs shall rest with Fronteer during the Option period and thereafter while it is sole funding Expenditures, and with TCM during the back-in period with respect to a Property that TCM elects to exercise its Back-in Right to. A party shall be entitled to representation on the Technical Committee and may be represented by such individuals that party considers appropriate for the subject matter of discussion at the meetings and the nature of the Program to be considered. Without limiting generality, the Technical Committee shall:

	(a)	evaluate the results of Program work;

	(b)	evaluate and comment upon:

(i) the scope, budget and timing of proposed Programs including all alternative suggestions or proposals of Technical Committee members;

(ii) any proposed acquisitions and proposed terms of acquisition; and

(iii) any proposed tenure abandonments or reductions.

12.2

Meetings shall be held on not less than seven days’ Notice from Fronteer or TCM and shall be held not less frequently than annually unless otherwise agreed by all parties. If both parties are in attendance their members may waive in writing the giving of Notice for any meeting, either before or after the meeting.

13.	Fronteer’s Obligations

13.1

With respect to each Property, during the currency of the Option and thereafter until the earlier of the invoking of the Back-in Right by TCM, or the expiry of the Back-in Right, Fronteer and its employees, agents and contractors shall have the right and option, as between Fronteer and TCM, to:

	(a)	enter upon the Property;

	(b)	have exclusive and quiet possession thereof;

(c)

have the exclusive right to do such prospecting, exploration, development or other mining work thereon and thereunder as Fronteer in its sole discretion may consider advisable and including, without limitations, the removal of ores, minerals and metals from the Property but only for the purpose of testing; and

	(d)	have the exclusive right to bring upon and erect upon the Property such facilities and workings (whether fixed or moveable) as Fronteer may consider advisable.

13.2

During the currency of the Option and thereafter, with respect to each Property, until the earlier of the invoking of the Back-in Right by TCM, or the expiry of the Back-in Right, Fronteer shall, prior to October 31st of each year beginning in 2006, deliver to TCM a statement showing in reasonable detail the Expenditures incurred by Fronteer during the 12 month period ending September 30th and the aggregate Expenditures incurred to the end of such period (reported separately for each Property). TCM shall have 60 days from the time of receipt of such statement to request that Fronteer’ s independent external auditors review the accounts and provide their audit opinion as to the correctness of the statement, and:

(a)

the audit opinion shall be final and determinative of the amount of Expenditures incurred for the audited period; provided that, if such audit opinion discloses a deficiency in the amount of Expenditures required to be incurred to maintain its Option in good standing, Fronteer may pay to TCM the amount of such deficiency within 15 days following receipt of Notice of such audited results, whereupon such amount shall be deemed to have been Expenditures incurred during the audited period; and

(b)

the costs of the audit opinion shall be borne by TCM if Fronteer’ s statement understated or overstated Expenditures by not more than 5% and shall be borne by Fronteer if such statement understated or overstated Expenditures by greater than 5%.

If TCM does not, within the above 60 day period, request that Fronteer’ s independent external auditors provide their audit opinion then such statement shall be deemed to be correct and unimpeachable thereafter.

13.3

With respect to each Property, during the currency of the Option and thereafter until the earlier of the invoking of the Back-in Right by TCM, or the expiry of the Back-in Right, Fronteer shall assume all obligations and liabilities associated with any leases, licenses and authorizations in relation to the Property, and in connection therewith Fronteer shall:

(a)

keep the Property free and clear of all liens, charges and encumbrances arising from its operations hereunder (except liens for taxes not yet due, other inchoate liens and liens contested in good faith by Fronteer) and shall proceed with all diligence to contest and discharge any such lien that is filed and shall keep the Property in good standing by the doing all necessary exploration work and all other acts and things which may be necessary in that regard and, while TCM holds title to the Property, providing TCM documentation and funds in order for TCM to file such work and make all necessary payments;

(b)

permit TCM, or its representatives duly authorized by it in writing, at its own risk and expense, access to the Property at all reasonable times and access to all factual records in the possession of Fronteer, its servants and agents in connection with work done on or with respect to the Property;

(c)

furnish TCM with annual reports by October 31st of each year during the conduct of the work carried out by Fronteer on or with respect to the Property and results obtained, together with regular progress updates (not less than quarterly), during periods of active work, on the status of exploration; and

(d)

conduct all work on or with respect to the Property in a manner consistent with good exploration, engineering and mining practices and in compliance with all applicable laws, rules, orders and regulations.

	(e)	arrange and pay for with an insurer in a form acceptable to TCM:

		(i)	comprehensive general insurance policies with coverage of at least CDN$2.0 million;

(ii)

if helicopter or fixed wing aircraft are used in performance of the work contemplated by this Agreement, policies pertaining to aircraft liability (having a limit of not less than $1 million per seat inclusive for any one accident or occurrence; and insuring against claims for personal injury including death) and hull coverage should be included;

(iii)

automobile liability insurance, having a limit of not less than CDN$2 million inclusive for any one occurrence, and insuring against claims for bodily injury, including death, and for property damage arising out of the use of Fronteer's owned, leased and non-owned vehicles for the performance of any activities under this Agreement;

		(iv)	the policy of insurance under §13.3(e)(i) shall include a clause that:

A.

defines “additional insureds” as TCM and its directors, officers, employees and agents with respect to the activities of Fronteer, their agents, contractors, licensees and invitees on or in respect of the Property;

			B.	contains a waiver of subrogation in favor of TCM and its directors, employees, agents, contractors, licensees and invitees; and

			C.	confirms that the insurer shall provide TCM with at least 30 days Notice of variation, cancellation or termination of the coverage.

(v)

promptly furnish a Certificate of Insurance, to Teck Cominco Limited’ s Director, Corporate Risk & Insurance at the address as stated in §44.1, as proof of insurance in accordance with this §13.3(e)(i);

		(vi)	pay the full deductible amounts if there is a claim against any policy of insurance to be provided by Fronteer under §13.3(e) of this Agreement; and

	(f)	be responsible for providing worker's compensation coverage for its personnel.

13.4	Upon Fronteer expending an aggregate of $2,000,000 in Expenditures under §4.2, Fronteer shall forthwith provide TCM Notice (the “ Exercise Notice”), which shall include a statement in reasonable detail evidencing such Expenditures and a technical report on the results obtained from such Expenditures.

13.5	Prior to TCM electing to exercise its Back-in Right or the expiry of the time for making its election thereof, Fronteer shall:

(a)

not bring contaminants onto the Properties except as required by standard industry practice in connection with the work being done on the Properties and then to handle any such contaminants in a safe and proper manner;

(b)

at all times retain any and all liabilities arising from the handling, treatment, storage, transportation or disposal of environmental or similar contaminants on or near the Properties by Fronteer or by any of Fronteer’ s contractors or agents; and

(c)

at its sole cost and expense, remove or take remedial action with regard to any materials released by Fronteer or its contractors and agents, into the environment at, on or near the Properties for which any removal or remedial action is required pursuant to any law, regulation, order or governmental action, whether enacted, made or declared in force before or after the date hereof, provided that:

		(i)	no such removal or remedial action shall be taken except after reasonable advance Notice has been given to TCM; and

		(ii)	any such removal or remedial action shall be undertaken in a manner so as to minimize any impact to the Properties;

so that at the time this Agreement terminates or TCM elects to exercise its Back-in Right, the Properties and Fronteer’ s work on the Properties are compliant with all laws, including without limitation, environmental laws.

13.6

After the Earn-in Date Fronteer shall not abandon any portion of a Property without the approval of TCM, and if TCM does not provide such approval then Fronteer shall transfer said portion to TCM, with at least 90 days good standing, at no cost to TCM other than government transfer fees to be paid.

13.7

Without the written consent of TCM, not to be unreasonably withheld, Fronteer shall not commence a work program for the preparation of a Feasibility Study on the San Pedro Property or the Clara Property prior to the expiry of the time for TCM to make its election to exercise the Back-in Right with respect to such Property.

13.8

Without the written consent of TCM, not to be unreasonably withheld, Fronteer shall not place the San Pedro Property or the Clara Property into commercial production or commence development of the San Pedro Property or the Clara Property as a mine prior to the expiry of the time for TCM to make its election to exercise the Back-in Right with respect to such Property.

14.	Continued Funding by Fronteer

14.1

After issuing the Exercise Notice under §13.4 Fronteer may continue to incur Expenditures on each Property in which it has earned an interest and upon Fronteer expending an aggregate of $2,000,000 in Expenditures on a Property, Fronteer shall forthwith provide Teck Cominco Notice of such Expenditures (the “ Expenditure Notice”), which shall include a statement in reasonable detail evidencing such Expenditures and a technical report on the results obtained from such Expenditures.

Holdco

15.	Incorporation of Holdco

15.1	At some stage following signing of this Agreement and no later than the earlier of:

	(a)	Fronteer delivering the Expenditure Notice with respect to a Property; and

	(b)	60 days after TCM invokes its Back-in Right with respect to a Property,

Fronteer, in consultation with TCM, will incorporate a separate company (“ Holdco”) under the laws of Mexico for such Property which will hold title to such Property pursuant to the terms of this Agreement. The actual out-of-pocket cost of incorporating Holdco will be borne by Fronteer and TCM pro rata their interests. Holdco shall be incorporated with a capital structure and in a manner, consistent with this Agreement, which will optimize tax benefits and minimize adverse tax consequences to Holdco and the parties. The price at which the Property will be transferred to Holdco is at the minimum price permitted by Mexican law, but at least an amount representing the initial capital of Holdco contemplated in §20. Holdco will enter into an agreement with each of TCM and Fronteer on the same terms as this Agreement. Holdco will be formed with corporate objects appropriate for the further exploration and, if feasible, development of the Property. If Holdco is incorporated prior to Fronteer having exercised the Option and this Agreement terminates without the Option being exercised, Fronteer will transfer its shares in Holdco to TCM for an aggregate price of 10 Mexican peso’ s.

Back-in Terms

16.	Back-in Election by TCM

16.1

TCM may elect to exercise the Back-in Right contemplated in §9.1 with respect to the San Pedro Property and/or the Clara Property at any time by delivering Notice to Fronteer that it wishes to elect to exercise its Back-in Right to the San Pedro Property and/or the Clara Property. The Back-in Right for a particular Property will expire 60 days after the receipt by TCM of the Expenditure Notice for such Property unless an election to exercise the Back-in Right is made by TCM. For clarity the Back-in Rights with respect to a

Property give TCM the right to earn an equity interest in the Holdco that has been, or will be, set up with respect to such Property under §15.

17.	Acquisition of Interest Upon Exercise of Back-in

17.1

Upon the election of the Back-in Right with respect to a Property, TCM may acquire a 51% interest in the Holdco that holds such Property by incurring Expenditures on that Property equal to twice Fronteer’ s Expenditures on that Property, to a maximum of US$4,000,000 (ie: two times Fronteer’ s $2,000,000 Expenditures required to issue the Expenditure Notice) (the “ Back-in Requirement”), to be incurred by TCM, subject to events of force majeure, within 3 years of the election of the Back-in Right. To exercise the Back-in Right TCM shall incur, subject to §17.2, the following minimum aggregate Expenditures:

(a)

on or before the first anniversary of TCM electing to invoke the Back-in Right, 25% of the Back-in Requirement in Expenditures with 50% of such amount (to a maximum of US$500,000) being a guaranteed Expenditure (the “ Initial Back-in Work Commitment”) and the remainder being optional Expenditures;

	(b)	on or before the second anniversary of TCM electing to invoke the Back-in Right, an aggregate of 50% of the Back-in Requirement in Expenditures; and

	(c)	on or before the third anniversary of TCM electing to invoke the Back-in Right, an aggregate of 100% of the Back-in Requirement in Expenditures.

17.2

If TCM has not incurred the requisite Expenditures to maintain the Back-in Right in good standing as specified in §17.1, TCM may pay in cash to Fronteer, within 30 days, the amount of the deficiency and such amount shall thereupon be deemed to have been Expenditures duly and timely incurred by TCM.

17.3

If TCM fails to incur the Initial Back-in Work Commitment, even if the Back-in Right has terminated or TCM wishes to terminate the Back-in Right, it will pay Fronteer an amount, equivalent to Initial Back-in Work Commitment less the Expenditures actually incurred by TCM, in cash within 60 days of the date of such termination and if not paid by that date shall accrue interest from the original date due at a rate of prime, for the period of calculation, as quoted by the Bank of America, as being charged by it on United States Dollar demand loans to its most creditworthy domestic commercial customers (the “ Prime Rate”) plus 4%, calculated monthly, until paid. For clarity, TCM may make such payment pursuant to §17.2, in which case such amount shall thereupon be deemed to have been Expenditures incurred by TCM and the Option shall not terminate.

17.4

Subject to earlier termination hereunder, TCM shall have exercised its Back-in Right on a particular Property on the date (with respect to each Property, the “ Participation Date”) that it has completed the Expenditure requirements under §17.1 and delivered Notice thereof to Fronteer. On the Participation Date, TCM’ s rights to the NSR contemplated in §9.2, for the Property that it has exercised its Back-in Right, shall be extinguished.

17.5

At any time after TCM elects to exercise its Back-in Right and prior to earning the 51% interest in the Holdco that holds such Property, TCM may elect to terminate the Back-in Right by giving not less than 30 days Notice to Fronteer. Upon the effective date of such termination, the Property and Holdco to which TCM has terminated the Back-in Right shall be owned by Fronteer as to a 100% interest, free of any claim of TCM other than the NSR royalty under §9.2. On termination of the Back-in Right TCM shall have the same obligations as did Fronteer under §10.1(a) and §10.1(b) during the Option period.

18.	Additional Interest for Feasibility Study

18.1

TCM may elect to earn an additional 14% interest in the Holdco which holds the subject Property (for an aggregate 65% interest), by providing Notice (the “ Additional Earn-in Election”) to Fronteer concurrently with the delivery of the Notice delivered under §17.2, and then preparing and delivering to Fronteer within 5 years of the Additional Earn-in Election (subject to events of force majeure), at TCM’ s sole cost, a Feasibility Study (as defined in §31.1) on the subject Property. In connection therewith TCM shall incur a minimum of $500,000 Expenditures in the first year and a minimum of $1,000,000 in aggregate Expenditures during every two year period during the additional earn-in period.

18.2

At any time after TCM elects to earn the additional 14% interest under §18.1 and prior to earning the additional 14% interest, TCM may elect to terminate the right to earn the additional 14% interest by giving not less than 30 days Notice to Fronteer. Upon the effective date of such termination, the Holdco which holds the subject Property shall be owned by TCM as to a 51% interest and Fronteer as to a 49% interest, or such lesser interest as available if either party has assigned a portion of their interest, and a Joint Venture shall be deemed to be formed under §20.1.

18.3

Subject to earlier termination hereunder, TCM shall have exercised its additional earn in rights on the date (the “ Feasibility Date”) that it has completed and delivered a Feasibility Study to Fronteer under §18.1. On the Feasibility Date a Joint Venture shall be deemed to be formed under §20.1.

19.	TCM’s Right of Entry and Obligations Prior to Formation of Joint Venture

19.1	If TCM gives Notice under §16.1 of its election to invoke its Back-in Right to a Property then TCM shall, prior to the formation of the Joint Venture under §20.1, have the right and option to:

(a) enter upon the subject Property;

(b) have exclusive and quiet possession thereof;

(c)

do such prospecting, exploration, development or other mining work thereon and thereunder as TCM in its sole discretion may consider advisable including, without limitation, the removal of ores, minerals and metals from the subject Property but only for the purpose of testing; and

	(d)	bring and erect upon, and remove from, the subject Property such facilities and workings (whether fixed or moveable) as TCM may consider advisable.

19.2

If TCM elects to invoke its Back-in Right it shall, by January 31st in each year prior to the formation of the Joint Venture, deliver to the Fronteer a statement showing in reasonable detail the costs incurred by TCM on the subject Property for the 12 month period ending December 31st and the aggregate costs incurred to the end of such period. Fronteer shall have the same audit rights with respect to such statement as did TCM under §13.2.

19.3

With respect to a Property, during the period TCM is backing-in TCM shall assume all obligations and liabilities associated with any leases, licenses and authorizations in relation to the Property, and in connection therewith TCM shall have the same rights and obligations as did Fronteer under §13.3(a) through §13.3(d) during the Option term.

19.4	With respect to a Property, during the period TCM is backing-in TCM shall, or shall have their parent company Teck Cominco Limited;

	(a)	provide comprehensive general insurance of at least CDN$2.0 million in accordance with its standard business practice;

(b)

automobile liability insurance, having a limit of not less than CDN$2.0 million inclusive for any one occurrence, and insuring against claims for bodily injury, including death, and for property damage arising out of the use of TCM’ s owned, leased and non-owned vehicles for the performance of any activities under this Agreement; and

(c)

if helicopter or fixed wing aircraft are used in performance of the work TCM shall provide aircraft liability insurance (having a limit of not less than $1 million per seat inclusive for any one accident or occurrence; and insuring against claims for personal injury including death) including hull coverage.

Joint Venture Terms

20.	Formation of Joint Venture Upon TCM Ceasing to Sole Fund

20.1

With respect to Holdco which holds a Property for which TCM has exercised its Back-in Right, a joint venture (the “ Joint Venture”) shall be deemed to be formed on the date TCM ceases to have the right to sole fund Expenditures, to, if necessary, further explore and, if warranted, develop the subject Property, with the parties’ Joint Venture interests being:

(a)

51% TCM and 49% Fronteer if the Joint Venture is formed after the Participation Date and TCM has elected not to earn an additional interest under §18.1, or if TCM has elected to earn an additional interest under §18.1, upon TCM terminating its right to earn the additional 14% interest under §18.2; or

	(b)	65% TCM and 35% Fronteer if the Joint Venture is formed on the Feasibility Date.

20.2

The terms the Joint Venture are set out below and will be embodied in a shareholders’ agreement entered into to govern the affairs of Holdco. At the date of formation of the corporate Joint Venture, the capital of Holdco will be an amount which is equivalent to the Expenditures incurred by Fronteer and TCM from the date hereof to the date of formation of the Joint Venture. At the date of formation of the Joint Venture, Fronteer and TCM (collectively the “ Shareholders” and individually a “ Shareholder”) will be deemed to have contributed to Holdco’ s capital pro rata to the interests they hold as outlined in §20.1. The parties’ relationship in Holdco will be governed by the constituent documents for Holdco as required by the laws of Mexico and a shareholders’ agreement, and such other documents as may be mutually agreed, which shall be consistent with the provisions of this Agreement.

21.	Operator

21.1

TCM will be the initial operator (the “ Operator”) of the Joint Venture, through a contract with Holdco and, generally speaking, may remain Operator so long as it has the single largest shareholding, whereupon the party holding the single largest shareholding shall be entitled to become Operator. The Operator will be responsible for the daily direction of exploration, development and mining activities which it carries out on behalf of the Joint Venture and, in connection therewith, will have the same rights and obligations as set out in §19.

22.	Holdco’s Board of Directors

22.1

Upon incorporation of Holdco, a Board of Directors (the “ Board”) will be appointed so that it is comprised of five representatives with the majority Shareholder entitled to three directors and the minority Shareholder to two directors. A representative appointed by the Operator shall be entitled to be Chairman but shall not have any second vote by virtue of being Chairman. Each director shall have an alternate who can act in the absence of the appointed director. The formal shareholders’ agreement will provide for more administrative matters such as Notices, time and place of meetings, minute taking, etc.

To the maximum extent permissible under applicable laws, the Board will have the right, power and authority to make all decisions concerning the management, finances, operations, activities, actions, affairs and business of Holdco, including without limitation all decisions with respect to the following matters:

	(a)	the creation, development, implementation and carrying out of programs and budgets;

	(b)	all exploration, development, mining and other activities and operations of Holdco;

(c)

the maintenance, protection, defence, curing and perfection of title to the concessions and the Property. However, if the Board should decide to drop all or a portion of the Property, the Operator will give the non-Operator 60 days Notice of that intention to drop and will transfer that part of the Property to the non- Operator, in good standing to at least the end of the Operator’ s 60-day Notice period aforesaid, if the non-Operator so requests within 30 days of the Operator’ s Notice, in which event that part of the Property will no longer be subject to this Agreement;

(d)	obtaining and maintaining permits, licences, approvals and authorizations;

(e)	the hiring and firing of employees, attorneys, accountants, consultants and other agents;

(f)	obtaining and maintaining policies of insurance with respect to the assets and operations of Holdco (as the Board deems appropriate and desirable in its discretion);

(g)	the disposition, sale, lease or other transfer of any of the assets or property of Holdco, other than as provided in §22.1(s);

(h)	the acquisition, purchase or lease of any right, title or interest in any new or additional assets, mineral rights or other real or personal property;

(i)	the construction, repair, commissioning or replacement of any facility, plant, improvement, road, building, capital improvement or infrastructure;

(j)

subject to §22.1(p), the incurring of debt and the granting of any liens and encumbrances on the assets or property of Holdco, provided that no debt on the property of Holdco or of Holdco will be incurred prior to a production decision and mine project financing;

(k)

maintaining all required accounting and financial records in accordance with generally accepted accounting principles (“ GAAP”). If other than Canadian GAAP applies to Holdco, then the accounting and financial records will also be translated into Canadian GAAP compliant statements;

(l)	the initiation, defence and settlement, through independent attorneys or otherwise, of litigation;

(m)	the treatment, milling or processing, smelting, refining, beneficiation, commingling, disposition and sale of minerals produced from the Property; and

(n)	the establishment and maintenance of cash reserves to cover the anticipated costs of reclamation, environmental compliance and other foreseeable liabilities and obligations.

Board and Shareholder decisions will be made by simple majority based on percentage shareholding except that any decision by Holdco:

(o)	to conduct any business other than related to exploration and mining on or for the benefit of the Property;

(p)	to borrow money other than for financing the construction of a mine, working capital for mine operations or expansion of the mine;

(q)	to issue shares to any third party who is not already a Shareholder;

(r)	to wind up, amalgamate or undertake a corporate merger or similar transaction; or

(s)	to sell or dispose of all or substantially all of the assets of Holdco or of the Property;

shall require unanimous approval of the Board or the Shareholders. In order to enable decisions that have been properly made under this Agreement to be implemented even if Mexican corporate law provides for higher percentage approvals, the parties agree that except for the issues in §22.1(o) to §22.1(s), if greater than 50% Shareholder approval is required under Mexican law, a party holding 50% or less shall attend at Shareholder meetings and vote its shares in favour of resolutions proposed by the Shareholder or Shareholders, holding more than 50% of the shares of Holdco.

23.	General Manager

23.1

Upon Holdco’ s formation, the Board shall appoint a “ General Manager” who shall be a nominee of the majority Shareholder. Until the Board determines that Holdco should hire its own staff or assume specific duties regarding mining operations, which obviates the need for an Operator, the powers conferred upon the General Manager shall be subordinate to those granted to the Operator, that is, the General Manager shall exercise such powers only to the extent they are not reserved for the Operator or incompatible to the powers and obligations of the Operator.

24.	Exploration Programs

24.1

The Operator is to propose draft exploration programs for Board approval and carry out approved programs. Each party may elect to contribute its proportionate share of the costs of the approved program. Unless otherwise approved, contributions will be made by way of equity in Holdco. If a party elects not to contribute, the parties’ respective percentage shareholdings in Holdco will be adjusted as contemplated in §28, so that their percentage shareholdings are proportionate to their initial contribution to Holdco’ s capital as contemplated in §20 and its subsequent contributions compared to the total contributions to Holdco’ s capital by both parties. If any party’ s percentage shareholding in Holdco falls below 10%, such party shall be deemed to have assigned and conveyed its shares in Holdco and rights under this Agreement to the other party and in return it will receive a royalty after payback of capital costs equal to 1% of net smelter returns defined and to be calculated and paid as set out in Schedule “ Error! Reference source not found.”. However, if a program to which a party elected not to contribute is completed or terminated with less than 80% of the budgeted costs having been incurred, the non- contributing party will be given Notice thereof, including the results of the program, and it may within 30 days elect to contribute its proportionate share based on its prior shareholding.

25.	Minority Program

25.1

After the formation of the Joint Venture the Operator shall propose a minimum work program of $500,000 in Expenditures per calendar year (the “Minimum Program”). If in any year the Operator does not propose a Minimum Program by September 30th then, so long as the non-Operator has funded its share of the last completed work program and voted in favour of the previously proposed Minimum Program, the non-Operator shall have the right, prior to December 31st in such calendar year, to propose a program of not less than $500,000, and if for greater than $500,000 the amount must be no greater than 75% of the previously approved and completed program (the “Alternate Program”) and if the non-Operator proposes such Alternate Program then the Operator shall have the right to:

(a)

Elect to contribute its cost share of the proposed Alternate Program in which case the Alternate Program shall be deemed to be approved by the Board as submitted and the Operator shall, subject to §28, complete the Alternate Program; or

(b)

Elect to not contribute its cost share of the Alternate Program in which case the Alternate Program shall be deemed to be approved by the Board as submitted and the non-Operator shall sole fund the Alternate Program by advancing funds by way of investments in Holdco under §28 and the Operator, subject to §28, shall complete the Alternate Program; however if the non-Operator fails to advance funds for such Alternate Program then they shall lose their right to put forth future Alternate Programs.

26.	Exploration Reporting

26.1

While exploration programs are being carried out, the Operator shall furnish the non- Operator annual progress reports, except for years during which no program is being carried out, and with a final report on the conclusion of each exploration program. If during the performance of a program the Operator, acting reasonably, considers any results to be material, it shall furnish the non-Operator with immediate reports.

27.	Mandatory Program

27.1

If, in any year prior to a production decision, there is no approved program and circumstances are such that the Operator must incur costs in order to maintain the Property, the Operator shall be entitled to propose a program (the "mandatory program") to incur those costs. The mandatory program shall be deemed to be approved by the Board and each of the parties shall be obligated to contribute its proportionate share of Costs. A party which fails to contribute its share of Costs of a mandatory program shall be deemed to have assigned and conveyed its shares in Holdco and rights under this Agreement to the other party and in return it will receive a royalty after payback of capital costs equal to 0.5% of net smelter returns defined and to be calculated and paid as set out in Schedule Error! Reference source not found.” to a maximum of the Expenditures and Costs that it had contributed.

28.	Share Subscription

28.1

Each approved program shall be funded by the Shareholders through a subscription for new shares of Holdco. Each new share will be offered for subscription at a price in Mexican Peso’ s per share equal to one United States Dollar based on the previous day’ s US Federal Reserve noon exchange rate. Each Shareholder will be entitled to subscribe the portion of the newly offered shares that is proportionate to its then existing shareholding in Holdco, or any lesser number of shares as it elects (in connection therewith if the number of shares subscribed for is not a whole number the contribution will be adjusted up so that the number of shares issued is a whole number). In respect of an approved program the Board shall provide to each of the Shareholders a Notice of the total number of new shares available for subscription and of the number of new shares available for subscription by each of the Shareholders. Within 30 days of such Notice, if the total budget is less than or equal to $1,000,000, or 60 days of such Notice, if the total budget is more than $1,000,000, each of the Shareholders shall provide a Notice to the Board specifying the number of new shares for which it elects to subscribe, which election shall be final and binding, together with payment for such shares. If either Shareholder fails to timely provide such a Notice to the Board, it shall conclusively and irrevocably be deemed to have elected not to subscribe any of the new shares. If either Shareholder elects (or is deemed to have elected) not to subscribe some or all of the new shares available to it, those shares shall promptly be made available for subscription (at the same a price in Mexican Peso’ s per share equal to one United States Dollar, based on the previous day’ s US Federal Reserve noon exchange rate) to the other Shareholder. If the Shareholders ultimately and collectively subscribe less than all of the newly offered shares, the Board shall have the right, in its discretion, either to cancel and rescind the new approved program (in which case the corresponding subscription for new shares by the Shareholders shall also be cancelled and rescinded) or to propose a revised program to the Shareholders. Holdco shall issue, from time to time, such number of shares to each of the Shareholders that were elected for subscription.

29.	Production Decision

29.1

Holdco may, if its Board approves, prepare a Feasibility Study, as herein defined, as a separate program. The Feasibility Study which is prepared by the Operator and is to be in a form which the Operator, acting in good faith, considers suitable for each of the parties to present to a lender in an application for production financing for their respective shares of mine construction costs. The Board shall not meet to consider a Feasibility Study any sooner than 60 days after it was delivered to each party, unless the parties agree to an earlier meeting. Each party is entitled to elect, upon Notice to the Operator within 90 days after the date the Board approved a production decision, to participate in the construction and operating costs required to construct and operate the mine at its then percentage shareholding, or some lesser percentage (but at least 10%), in which latter case the shareholdings of the parties shall be adjusted as contemplated in §28 so that each party has a shareholding percentage equivalent to its level of participation. If any party elects not to contribute at a level of at least 10% then such party shall be deemed to have assigned and conveyed its shares in Holdco and rights under this Agreement to the other party and in return it will receive a royalty after payback of capital costs equal to 1.0% of net smelter returns defined and to be calculated and paid as set out in Schedule Error! Reference source not found.”.

30.	TCM’s Right to Additional Interest for Project Financing

30.1

Upon the Board approving a production decision under §29.1 TCM shall have the option by providing Notice within 45 days of the delivery approval of such production decision to earn from Fronteer an additional 5% interest in Holdco which holds the Property by, subject to §30.2, committing to either:

(a)

use reasonable commercial efforts to arrange or provide project debt financing for not less than 60% of the projected capital Costs on a limited recourse basis after technical completion (the “Debt Financing”):

(i)

in connection therewith TCM shall be entitled to arrange such Debt Financing on such terms as it deems fit and may commit, on behalf of Fronteer and Holdco, all of Fronteer’ s shares in Holdco and the whole of the Property as security for such financing. For greater clarity TCM shall not be obliged to agree to project loan rates higher than those that would be payable if TCM remained liable in respect of such financing after technical completion and, if Debt Financing is provided by a third party, the terms of any financing arranged for Fronteer shall be on terms no less favourable than those arranged for TCM; and

(ii)

if TCM elects to arrange the Debt Financing, and if projected capital Costs exceed the amount available for Debt Financing and the Shareholders of Holdco elect nonetheless to put the Property into commercial production, then at Fronteer’ s election, TCM shall also arrange or provide Fronteer’ s portion of equity financing to Holdco on behalf of Fronteer on a subordinate loan basis at Prime Rate plus 2% per annum, calculated monthly;

or

	(b)	TCM may nevertheless, itself, elect to arrange or provide project financing for 100% of the projected capital Costs, through other means even if third party project debt financing is available at acceptable rates,, and shall provide such financing to Holdco on behalf of Fronteer on a subordinate loan basis at Prime Rate plus 2% per annum, calculated monthly and in connection therewith TCM shall be entitled to arrange such financing on such terms as it deems fit and may commit, on behalf of Fronteer and Holdco, all of Fronteer’ s shares in Holdco and the whole of the Property as security for such financing.

30.2

For greater clarity if TCM is not able to raise financing on commercially reasonable terms and does not arrange the financing under §30.1, then the additional 5% interest earned shall be returned to Fronteer.

30.3

If TCM provides financing for Fronteer or Holdco on behalf of Fronteer under §30.1, 100% of available free cash flows from the project, after deduction of operating costs, shall be used, firstly, to retire Debt Financing (including principal, interest and a charge (to cover TCM’ s direct costs) attributable to any guarantees provided by TCM (the "Project Debt")) and the balance shall be divided and paid as follows:

	(a)	100% of the free cash flow attributable to TCM’ s interest shall be paid to TCM as dividends;

(b)

until any subordinated loan provided under §30.1(a)(ii) or §30.1(b) has been repaid, 80% of the free cash flow attributable to Fronteer’ s interest shall be paid to TCM, to recover the principal and interest of such subordinated loan, and 20% shall be paid to Fronteer as dividends; and

	(c)	after any subordinated loan provided under §30.1(a)(ii) or §30.1(b) has been repaid, 100% of the free cash flow attributable to Fronteer’ s interest shall be paid to Fronteer as dividends.

30.4

In connection with the financing, Holdco shall provide TCM with the right (but not the obligation) to market all the production until one year after the payback of the initial development cost (ie: the Project Debt and the subordinated loan). TCM may have the right to charge a competitive marketing fee.

31.	Feasibility Study Defined

31.1

Any “ Feasibility Study” prepared pursuant to this Agreement shall contain all geological, engineering, operating, economic and other relevant factors which are to be considered by the operator, acting reasonably and in good faith, to be in sufficient detail that, in the Operators opinion, the report could reasonably serve as the basis for a decision by an independent commercial financial institution to finance the development of the property for commercial production. The Feasibility Study shall examine the following matters: ore reserves; mining methods; metallurgy and processing (including metal recovery); environment, tailings and waste disposal; capital and operating cost estimates; manpower, social and community affairs; transportation methods and costs; marketing;

project financing alternatives; a sensitivity analysis; such other matters as are appropriate. The Feasibility Study shall include at least the following information:

(a)	a description of that part of the Property to be covered by the proposed mine;

(b)	the estimated recoverable reserves of minerals and the estimated composition and content thereof;

(c)	the proposed procedure for development, mining and production;

(d)	results of ore amenability tests;

(e)

the nature and extent of the facilities proposed to be acquired which may include mill facilities, if the size, extent and location of the ore body makes such mill facilities feasible, in which event the study shall also include a preliminary design for such mill;

(f)

the total costs, including capital budget, which are reasonably required to purchase, construct and install all structures, machinery and equipment required for the proposed mine, including a schedule of timing of such requirements;

(g)	all environmental impact studies and costs;

(h)	the period in which it is proposed the Property shall be brought to commercial production;

(i)

such other data and information as are reasonably necessary to substantiate the existence of an ore deposit of sufficient size and grade to justify development of a mine, taking into account all relevant business, tax and other economic considerations; and

(j)	working capital requirements for the initial four months of operation of the Property as a mine or such longer period as may be reasonably justified in the circumstances.

32.	Reimbursement of Operator

32.1

The Operator shall be reimbursed for any Costs it incurred on behalf of Holdco in carrying out approved exploration programs and implementing a production decision. Holdco shall be liable to pay the Costs actually incurred under or pursuant to approved exploration programs including Cost overruns of up to but not exceeding 10%.

33.	Costs Defined

33.1	"Costs" means:

	(a)	all costs, expenses, charges and outlays, direct and indirect, made or incurred by the Operator or by Holdco on or in respect of the Property after the formation of the Joint Venture; and

	(b)	an operator's fee as follows:

		(i)	an operator's fee of 10% of all costs, expenses, changes and outlays under §33.1(a) incurred during the Joint Venture exploration period (prior to a positive production decision); and

		(ii)	an operator's fee of 3% of costs incurred after a production decision is made for the Property.

This charge is intended as a reimbursement of the costs of the time incurred by head office management and support functions in respect of approval programs on the Property, which is not billed as cost under §33.1(a). The charge has been established on the basis that the party acting as Operator of the Property shall not profit nor suffer loss by virtue of providing these services. This charge shall not be subject to audit but may be reviewed by the parties from time to time.

34.	Financing Holdco’s Costs

34.1

Subject to §30, unless otherwise agreed by the Shareholders, all mine construction costs required by Holdco will be financed through as high a proportion of third party debt as the Board considers may be obtained on reasonable commercial terms and the balance by way of Shareholders' loans to Holdco or equity as agreed between the parties, and failing agreement the balance will be by way of equity. The equity component of the financing will be funded in the same manner as a program under §28. Except as for mine financing or with the consent of all Shareholders, no Shareholder shall pledge, charge or otherwise encumber its shareholding in Holdco.

35.	Mine Construction and Operations

35.1

The mine will be constructed substantially in accordance with the Feasibility Study, as approved by the Board, subject to the unanimous decision of the Board to approve reasonable variations in construction. Commencing with the completion date of mine construction, all mining operations shall be planned and conducted and all estimates, reports and statements shall be prepared and made on the basis of a calendar operating year. It is intended that operating plans will be designed so that the mine is operated at production rates contemplated in the Feasibility Study and the Property explored to delineate new ore reserves to achieve those production rates. Operating plans will be in substantial conformity with the production rates contemplated in the Feasibility Study until completion of payback of third party mine construction debt, subject to the unanimous decision of the Board to vary from such. If the Board is deadlocked over the first or any subsequent operating plan during this period, the operating plan proposed by the Operator will prevail provided the budget does not exceed the budget forecast for that year in the feasibility study, or a forecast subsequently unanimously approved by the Board, plus 10%. Thereafter operating plans will be decided by the Board on a calendar year basis taking into reasonable account the views of the parties in respect of the operating plans. Upon mine construction commencing the Operator shall provide monthly progress reports to the non-Operator.

36.	Sale of Product

36.1

To the extent permitted by law and the contracts by which any project financing is perfected, Holdco may, if it has not hired its own employees who have the capacity to market the concentrates or mineral products, appoint the Operator to be a sales agent for that portion of concentrates or mineral products produced by Holdco on terms and conditions which are consistent with industry practice.

36.2

Where any concentrates or mineral products produced by Holdco are sold to, or treated in, a smelter owned or controlled by the Operator when acting as sales agent, the pricing for that sale or treatment will be established by the Operator on an arms-length basis so as to be fairly competitive with pricing (net of transportation, insurance, treatment charges and other related costs) then available on the world markets for products of like quantity and quality.

37.	Dividends

37.1

Holdco shall declare and pay on an annual basis the maximum dividend or distribution possible, based on net tax profits, after making due provision for maintenance of adequate working capital, reserves required to be established in connection with mine construction project financing obligations and reserves established in accordance with generally accepted accounting principles in respect of mine closure and reclamation costs; provided, however, that the Board may agree to establish such other reasonable reserves as they deem prudent in the circumstances.

38.	Right of First Refusal

38.1

Each party's shareholding in Holdco will be subject to a right of first refusal in favour of the other party. That is: a party wishing to dispose of its shares will offer to sell it to the other party for a price and on terms which the disposing party establishes that it is prepared to sell its shares under a binding third party offer which it is prepared to accept and a copy of which it has provided to the other party. If the other party does not accept within 30 days the disposing party shall thereafter have 60 days to dispose of those shares to that third party on the terms of the third party offer aforesaid. The right of first refusal shall not apply to transfers to affiliated corporations that remain affiliated corporations, provided that the incoming party delivers, in a form acceptable to the other parties, a document whereby it agrees to be bound by, and comply with, the terms of this Agreement. However if the transferee ceases to be an affiliate of the transferor and ceases to be an affiliate of the transferor’ s parent company (Teck Cominco Limited in the case of TCM and Fronteer Development Group Inc. in the case of Fronteer) it shall offer the interest to the remaining party under this §38.

Terms Applicable to the Entire Agreement

The following terms apply to the Option, Back-in and Joint Venture phases:

39.	Restrictions On Alienation

39.1	Except in accordance with this Agreement no party shall transfer, sell, dispose or encumber its interest in the Property or rights under this Agreement.

39.2	No party shall institute any proceedings to partition the Property.

40.	Area of Interest

40.1

During the term of this Agreement and any Joint Venture formed hereunder, there shall be an area of interest around each Property which will comprise any lands within one kilometre of the outermost boundary of the Property as comprised on the date of this Agreement. If either party stakes or acquires any surface or water rights or mineral properties within the area of interest, it will offer to have those rights or properties included in this Agreement; it being agreed that the parties shall consult each other prior to making any acquisitions of lands held by third parties within the area of interest. The other party shall have 30 days to elect whether to accept that offer and, where appropriate, pay its share of the costs of acquisition; failing which election and payment, the acquiring party may retain the rights or properties so acquired free of the terms of this Agreement. This Agreement shall not restrict the rights of either party to acquire mineral rights or other properties outside the area of interest.

40.2	If the Option terminates with respect to one Property and not the other the area of interest provision with respect to the Property for which the Option has terminated shall remain in effect for:

(a) one year in the case of Fronteer’ s obligations to TCM; and

(b) shall terminate immediately with respect to TCM’ s obligations to Fronteer.

41.	Force Majeure

41.1

A party may claim force majeure if such party is prevented from or delayed in performing any obligation under this Agreement by any cause beyond its reasonable control, excluding only lack of finances, but including, without limitation, acts of God, strikes, lockouts, or other industrial disputes, laws, rules and regulations or orders of any duly constituted court or governmental authority, acts of terrorism, acts of the public enemy, war, insurrection, riots, fire, storm, flood, unusually harsh weather causing delay, explosion, government restriction, failure to obtain any approvals required from regulatory authorities or unavailability of equipment, materials or transportation (provided the approvals were properly applied for and pursued in good faith and on a timely basis or the equipment, materials or transportation were sought in a timely way), interference by third party interests groups (including environmental lobbyists and First Nations or indigenous peoples’ groups) or other causes whether of the kind enumerated above or otherwise, then the time for the performance of that obligation shall be extended for a period equivalent to the total period the cause of the prevention or delay persists regardless of the length of such total period. A party may also claim force majeure, if such party, acting reasonably, believes that social or political unrest in the region of the Property or the threat of that unrest will endanger the safety of its employees or the employees of its contractors if the party were to continue with the work program unless such social or political unrest is caused by action or inaction by that party. The party that claims force majeure shall promptly notify the other party and shall take all reasonable steps to remove or remedy the cause of the prevention or delay insofar as it is reasonably able to do so and as soon as possible. The party claiming force majeure will provide the other party with a regular a written report summarizing events that have occurred and prospects for resolution.

42.	Property Access

42.1

At all times during the term of this Agreement the duly authorized representative of each party shall, at its and their sole risk and expense and at reasonable intervals and times, have access to the Property and to all technical records and other factual engineering data and information relating to the Property which are in the possession of the Operator.

43.	Confidentiality and Disclosure

43.1

During the term of this Agreement, all information and data concerning the Property shall generally be kept confidential and, except to the extent required by law or in connection with the customary reporting requirements or investor relations activity of a party or its affiliates, shall not be disclosed to any person other than an affiliate without the prior consent of the other party, which consent shall not unreasonably be withheld, conditioned or delayed.

43.2

A party (or its affiliates) proposing a press release relating to the Property, or the terms of this Agreement, work thereon, or the activities of the parties or their affiliates with respect thereto, shall provide a copy to the other party for its information and comments using its best efforts to ensure it is provided at least 2 Business Days prior to release. Any comments that the receiving party may make shall not be considered certification by the other party of the accuracy of the information in such press release, or a confirmation by it that the content of such press release complies with the rules, policies, by-laws and disclosure standards of the applicable regulatory authorities or stock exchanges. If the receiving party fails to provide comments within said time period the providing party may, subject to §43.3 make the proposed press release.

43.3

Each party shall obtain prior approval of the other party before issuing any press release or public statement using the other party’ s name, the name of any of the officers, directors or employees of the other party, or the name of any of its affiliates. The foregoing prohibition shall not apply if disclosure of the other party’ s name is required, in the opinion of counsel to a party, by applicable public disclosure requirements however in such a case the party wishing to make the disclosure must provide a copy to the other party for its information and comments using its best efforts to ensure it is provided at least 2 Business Days prior to release. However, such approval shall not be considered certification by the other party of the accuracy of the information in such press release, or a confirmation by it that the content of such press release complies with the rules, policies, by-laws and disclosure standards of the applicable regulatory authorities or stock exchanges.

44.	Notices

44.1

Any notice (“ Notice”), direction or other instrument given hereunder shall be in writing and will, if delivered, be deemed to have been given and received on the Mexican business day following the day it was delivered and, if sent by facsimile during normal business hours 9:00 a.m. - 5:00 p.m. local time of the place of receipt), be deemed to have been given or received on the Mexican business day following the day it was so sent, or in the case of facsimile sent outside normal business hours, on the next following business day. Any Notice to be given under this Agreement will be addressed as follows:

If to TCM:

Minera Teck Cominco S.A. de C.V.
Nebulosa # 3019
Col. Jardines del Bosque
44520 Guadalajara, Jalisco, Mexico

Attention: General Manager

Fax (52.33) 3122.90.82

With a copy to Teck Cominco Limited:

Teck Cominco Limited
600 - 200 Burrard Street
Vancouver, BC
V6C 3L9

Attention: Corporate Secretary

Fax: (604) 640-5395

If to Fronteer at:

Fronteer de Mexico, S.A. de C.V
Gabriel Mancera #1041

Col. del Valle, Del. Benito Juárez
03100, México D.F.

With a copy to Fronteer Development Group Inc.:

Fronteer Development Group Inc.
1640 – 1066 Hastings Street West
Vancouver, B.C.
Canada V6E 3X1

Attention: President

Fax: (604) 632-4678

Any party may at any time give to the other Notice of any change of address of the party giving such Notice and from and after the giving of such Notice, the address or addresses therein specified will be deemed to be the address of such party for the purposes of giving Notice hereunder.

45.	Termination

45.1	This Agreement shall terminate upon the occurrence of the earliest of:

	(a)	a termination or the Option pursuant to §10;

	(b)	except with respect to TCM’ s NSR royalty, the expiry of TCM’ s Back-in Rights ;

	(c)	except with respect to a net smelter returns royalty received by a party under §24.1, §27.1 or §29.1, one party acquiring 100% shareholding in Holdco; or

	(d)	sale or other disposition of the Property and other assets of Holdco following the written agreement by the parties to terminate the Joint Venture and wind down Holdco.

46.	Definitive Agreement

46.1

This Agreement shall be a binding agreement between the parties, until such time, if any, as a definitive agreement contemplated under §46.2 is executed, that shall govern joint operations on or in respect of the Property.

46.2

After the execution of this Agreement, and prior to TCM delivering a Notice that it intends to invoke its Back-in Right with respect to a Property, TCM’ s solicitors shall prepare a definitive option and joint venture agreement, which incorporates the terms of this Agreement and which contains such other provisions for the Joint Venture the parties may otherwise agree. The parties shall endeavour to settle this definitive agreement in a timely fashion.

47.	Governing Law

47.1

This Agreement shall be governed by the laws of British Columbia, Canada. The parties hereby consent to the jurisdiction of the courts of British Columbia, Canada and hereby agree to attorn to the jurisdiction of those courts for settlement of those disputes under this Agreement.

48.	General

48.1

This is the entire agreement between the parties relating to the Property and supersedes all previous negotiations and communications related to the terms set out in this letter. In particular the confidentiality agreement amongst TCM and Fronteer Development Group Inc. with respect to the Properties dated January 31, 2005 shall terminate on the date hereof.

48.2	Each of the parties shall do all such further acts and execute and deliver such further deeds and documents as shall be reasonably required in order fully to perform the terms of this Agreement.

48.3	No modification of this Agreement shall be valid unless made in writing and duly executed by the parties.

48.4	The rights and obligations of the parties shall be several and the parties shall hold interest in the Property as tenants in common.

48.5	Nothing contained in this Agreement shall be construed as creating a partnership or in imposing any fiduciary duty on any party.

48.6

The failure of a party to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement or limit the party’ s right thereafter to enforce any provision or exercise any right.

48.7

Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall be ineffective in such jurisdiction only to the extent of such prohibition or unenforceability without affecting the remaining provisions of this Agreement.

48.8	This Agreement may be executed in counterparts, each of which when so executed shall be deemed an original, and such counterparts shall together constitute but one and the same instrument.

48.9	This Agreement shall be read with such changes in gender or number as the context shall require.

48.10	The captions in this Agreement have been provided for ease of reference and shall be disregarded in interpreting this Agreement.

48.11

Unless otherwise stated, a reference to an Article means an Article of this Agreement and the symbol “§” followed by a number or some combination of numbers and letters refers to the provision of this Agreement so designated and the symbol “§” followed by a letter within a provision refers to a clause within such provision. A reference to “this Agreement”, “hereof”, “hereunder”, “herein” or words of similar meaning, means this agreement including the schedules hereto, together with any amendments thereof.

48.12	Time is of the essence in this Agreement and the performance by the parties of their respective duties and obligations hereunder.

If the terms set out above are satisfactory please sign all copies of this Agreement and return three copies to Fronteer. Upon receipt of the signed copy this Agreement shall become a binding and enforceable agreement which will continue in effect until such time, if any, as it is replaced by a more formal and comprehensive agreement.

Yours truly,

MINERA TECK COMINCO S.A. DE C.V.

By:	/s/ Diego Fernandez Balderas
Diego Fernandez Balderas
General Manager

Agreed this 26th day of October, 2005

FRONTEER DE MEXICO, S.A. DE C.V

By: /s/ Mark O’ Dea
[Title: President]